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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                               Penton Media, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    709668107
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                                R. Douglas Greene
                           New Hope Investments, Inc.
                                   1401 Pearl
                             Boulder, Colorado 80302
                                 (303) 939-8440
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                              Richard K. DeScherer
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 728-8000

                                  May 27, 1999
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following: [ ]



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                                  SCHEDULE 13D

--------------------                                          ------------------
CUSIP No.  709668107                                          Page 2 of 11 Pages
--------------------                                          ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            New Hope Investments, Inc.                           I.D. #953061680
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Colorado
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                2,076,923
                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING
    PERSON WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                2,076,923
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,076,923
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.6%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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                                  SCHEDULE 13D

--------------------                                          ------------------
CUSIP No.  709668107                                          Page 3 of 11 Pages
--------------------                                          ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            R. Douglas Greene                                  S.S. ####-##-####
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                2,076,923
                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING
    PERSON WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                2,076,923
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,076,923
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.6%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     This Schedule 13D is being filed on behalf of New Hope Investments, Inc., a Colorado corporation ("New Hope Investments") and R. Douglas Greene, an individual ("Greene"), relating to the common stock, par value $.01 per share, of Penton Media, Inc., a Delaware corporation (the "Company"). Unless the context otherwise requires, references herein to the "Common Stock" are to the Common Stock of Penton Media, Inc., par value $.01 per share.

Item 1. Security and Issuer.

     This statement on Schedule 13D relates to the Common Stock of the Company, and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive offices of the Company is 1100 Superior Avenue, Cleveland, Ohio 44114.

Item 2. Identity and Background.

     (a) This statement is filed by New Hope Investments and Greene (collectively, the "Reporting Entities"). Greene is the chief executive officer, sole director and majority shareholder of New Hope Investments.

     (b) The address of the principal business and principal office of New Hope Investments is 1401 Pearl, Boulder, Colorado 80302. The business address of Greene is 1401 Pearl, Boulder, Colorado 80302.

     (c) Until May 27, 1999, New Hope Investments, a Colorado corporation, operated under the name New Hope Communications, Inc. and its principal business was serving the natural products industry primarily through the production of commercial and trade publications and the operation of annual trade shows. Pursuant to


                               Page 4 of 11 Pages

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an Asset Purchase Agreement, dated as of May 18, 1999, by and among the Company,
New Hope Communications, Inc. and Greene (the "Purchase Agreement"), New Hope Investments sold the majority of its assets to the Company on May 27, 1999. A copy of the Purchase Agreement is attached hereto as Exhibit 2. Following such sale, the principal business of New Hope Investments is the operation of the Boulder Theater, a theater located in Boulder, Colorado and the operation of the Boulder Planet, a newspaper operating out of Boulder, Colorado. New Hope Investments also holds the shares of Common Stock of the Company which it received pursuant to the sale of its assets. Greene presently serves as a consultant to the Company and non-executive chairman of the Company's New Hope Communications division and as chief executive officer of New Hope Investments.

     (d) None of the Reporting Entities has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Entities has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Greene is a United States citizen.


                               Page 5 of 11 Pages

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Item 3. Source and Amount of Funds or Other Consideration.

     Pursuant to the Purchase Agreement, New Hope Investments received the Common Stock as partial consideration for the sale of the majority of its assets to the Company.

Item 4. Purpose of Transaction.

     Pursuant to the Purchase Agreement, New Hope Investments received the Common Stock as partial consideration for the sale of the majority of its assets to the Company.

     Pursuant to the Purchase Agreement, New Hope Investments is eligible to receive up to an additional $7.5 million of shares of Common Stock in the aggregate as contingent payments based on the performance of the New Hope Communications division of the Company for the fiscal years 1999, 2000 and 2001.

     Pursuant to the Purchase Agreement, the Company agreed to use its reasonable best efforts to cause Greene to be elected to serve on the Company's Board of Directors on or before June 30, 1999. Greene was elected to the Company's Board of Directors at a meeting which was held on June 21, 1999.

     The foregoing summary of certain provisions of the Purchase Agreement is qualified in its entirety by reference to the Purchase Agreement, a copy of which is set forth as Exhibit 2 and is incorporated herein by reference.

     The acquisition of the Common Stock by the Reporting Entities pursuant to the Purchase Agreement was effected because of the Reporting Entities' desire to sell the assets pursuant to the Purchase Agreement. The Reporting Entities agreed to receive Common Stock of the Company as partial consideration for the sale


                               Page 6 of 11 Pages

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of such assets because of their belief that the Company represented, and that the Company continues to represent, an attractive investment. The Reporting Entities view the Common Stock of the Company as an attractive investment based on the Company's business prospects and strategy, and are very supportive of the management team and its ability to execute this strategy. The Reporting Entities may from time to time acquire shares of Common Stock or dispose of shares of Common Stock through open market or privately negotiated transactions or otherwise, depending on existing market conditions and other considerations discussed below. The Reporting Entities intend to review their investment in the Company on a continuing basis and, depending upon the price and availability of shares of Common Stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Entities, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time not to increase, or to decrease, the size of their investment in the Company.

     Except as set forth above, none of the Reporting Entities has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the


                               Page 7 of 11 Pages

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present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, By-Laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

     (a) As of June 21, 1999, New Hope Investments beneficially owned 2,076,923 shares of Common Stock. As of June 21, 1999, Greene may be deemed to beneficially own 2,076,923 shares of Common Stock by reason of his relationship with New Hope Investments. As of June 21, 1999, 2,076,923 shares of Common Stock represented approximately 6.6% of the outstanding shares of Common Stock, based on the 31,314,277 shares of Common Stock outstanding as of May 28, 1999 based on discussions with the Company and its counsel. As of June 21, 1999, the 2,076,923 shares of Common Stock which may be deemed to be beneficially owned by Greene represented approximately 6.6% of the outstanding shares of Common Stock.

                               Page 8 of 11 Pages

     (b) New Hope Investments has the sole power to vote or direct the vote, to dispose or direct the disposition of 2,076,923 shares of Common Stock. By reason of his relationship with New Hope Investments, Greene has the sole power to vote or direct the vote, to dispose or direct the disposition of 2,076,923 shares of Common Stock.

     (c) None.

     (d) Except as set forth in this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or
        Relationships With Respect to Securities of the Issuer.

     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Entities have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto.

     Pursuant to the Purchase Agreement, New Hope Investments is eligible to receive up to an additional $7.5 million worth of shares of Common Stock for each of the calendar years 1999, 2000 and 2001 as contingent payments. Such payments are contingent on certain performance goals to be met by the New Hope Communications division of the Company.

     Pursuant to the Purchase Agreement, the Company entered into a Registration Rights Agreement with New Hope Communications, Inc. (the "Registration Rights Agreement"). Pursuant to the


                               Page 9 of 11 Pages

Registration Rights Agreement, the Company grants certain "piggyback" registration rights to the Reporting Entities with respect to the shares of Common Stock acquired pursuant to the Purchase Agreement and any additional shares of Common Stock acquired by the Reporting Entities. The foregoing summary of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is set forth as Exhibit 3 and is incorporated herein by reference.

     Except as referred to above, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.
Item 7. Material to be Filed as Exhibits.

     1. Joint Filing Agreement, dated as of June 21, 1999, by and between the Reporting Entities.

     2. Asset Purchase Agreement, dated as of May 18, 1999, by and among Penton Media, Inc., R. Douglas Greene and New Hope Communications, Inc. (without Exhibits and Schedules).

     3. Registration Rights Agreement, dated as of May 27, 1999, by and between Penton Media, Inc. and New Hope Communications, Inc.


                               Page 10 of 11 Pages

                                   SIGNATURES


     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Dated:  June 21, 1999                  NEW HOPE INVESTMENTS, INC.


                                       By: /s/ R. Douglas Greene
                                           -----------------------------
                                           R. Douglas Greene,
                                           Chief Executive Officer



Dated:  June 21, 1999                  /s/ R. Douglas Greene
                                       -----------------------------
                                       R. Douglas Greene



                               Page 11 of 11 Pages

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                                  Exhibit Index

99.1. Joint Filing Agreement, dated as of June 21, 1999, by and between the Reporting Entities.

99.2. Asset Purchase Agreement, dated as of May 18, 1999, by and among Penton Media, Inc., R. Douglas Greene and New Hope Communications, Inc. (without Exhibits and Schedules).

99.3. Registration Rights Agreement, dated as of May 27, 1999, by and between Penton Media, Inc. and New Hope Communications, Inc.